

January 18, 2012

Via U.S. Mail
Kimi Royer
President
USG1, Inc.
1126 Madison 9517
Fredericktown, Missouri 63645

Re: USG1, Inc.
Form 10/A filed December 23, 2011
File No. 0-54533

Dear Ms. Royer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Mark Webb
Legal Branch Chief